Exhibit 99.(14)(a)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form N-14 of American Beacon Funds of our report dated October 29, 2024, relating to the financial statements and financial highlights of American Beacon DoubleLine Floating Rate Income Fund (formerly American Beacon FEAC Floating Rate Income Fund), which appear in American Beacon Funds’ Annual Report on Form N-CSR for the period ended August 31, 2024. We also consent to the references to us under the headings “Questions and Answers”, “Other Service Providers”, “Financial Statements”, “Financial Highlights”, “Appendix D: Financial Highlights”, “Disclosure of Portfolio Holdings”, and “Appendix A: Forms of Agreement and Plan of Reorganization and Termination” in such Registration Statement.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
September 29, 2025